                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               JARDEN CORPORATION
               --------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   471109 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard K. Lubin
                             Berkshire Partners LLC
                                One Boston Place
                                   Suite 3300
                           Boston, Massachusetts 02108
                                 (617) 227-0050
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 18, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

                                Page 1 of 9 Pages

CUSIP NO. 471109 10 8                                          Page 2 of 9 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Berkshire Fund IV, Limited Partnership
          04-3303593
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
            OO
--------------------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       [ ]
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts
--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
NUMBER OF                      2,886,474
SHARES            --------------------------------------------------------------
BENEFICIALLY          8.     SHARED VOTING POWER
OWNED BY
EACH              --------------------------------------------------------------
REPORTING             9.     SOLE DISPOSITIVE POWER
PERSON                         2,886,474
WITH              --------------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,886,474
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [ ]
          EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6%*
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------
* See Item 5 for calculation.

CUSIP NO. 471109 10 8                                          Page 3 of 9 pages


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Berkshire Fund V, Limited Partnership
          04-3423237
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
            OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       [ ]
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts
--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
NUMBER OF                      1,201,306
SHARES            --------------------------------------------------------------
BENEFICIALLY          8.     SHARED VOTING POWER
OWNED BY
EACH              --------------------------------------------------------------
REPORTING             9.     SOLE DISPOSITIVE POWER
PERSON                         1,201,306
WITH              --------------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,201,306
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [ ]
          EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.3%*
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------
* See Item 5 for calculation.

CUSIP NO. 471109 10 8                                          Page 4 of 9 pages


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Berkshire Investors LLC
          04-3309729
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
            OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       [ ]
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts
--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
NUMBER OF                      408,778
SHARES            --------------------------------------------------------------
BENEFICIALLY          8.     SHARED VOTING POWER
OWNED BY
EACH              --------------------------------------------------------------
REPORTING             9.     SOLE DISPOSITIVE POWER
PERSON                         408,778
WITH              --------------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            408,778
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [ ]
          EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.8%*
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
* See Item 5 for calculation.

ITEM 1. SECURITY AND ISSUER

      The securities covered by this Schedule 13D are shares of common stock, $0.01 par value (the "Common Stock"), of Jarden Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 555 Theodore Fremd Avenue, Rye, New York 10580.

ITEM 2. IDENTITY AND BACKGROUND

(a)   Name

      This Schedule 13D is being filed jointly by the following entities (each, a "Reporting Person"): (1) Berkshire Fund IV, Limited Partnership, a Massachusetts limited partnership ("Fund IV"), (2) Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership ("Fund V"), and (3) Berkshire Investors LLC, a Massachusetts limited liability company ("Berkshire Investors"). The Reporting Persons may be referred to collectively herein as "Berkshire."

      Fourth Berkshire Associates LLC, a Massachusetts limited liability company ("Fourth Berkshire"), is the general partner of Fund IV. Fifth Berkshire Associates LLC, a Massachusetts limited liability company ("Fifth Berkshire"), is the general partner of Fund V. The managing members of Fourth Berkshire are:
Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the "Berkshire Principals"). The Berkshire Principals also serve as the managing members of Fifth Berkshire and Berkshire Investors.

      The Reporting Persons often make acquisitions or dispositions of securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing, and the relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)   Principal Business

      The principal business of Berkshire is to make investments in, buy, sell, hold, pledge, assign and otherwise deal in securities. The principal business of Fourth Berkshire is to act as general partner of Fund IV. The principal business of Fifth Berkshire is to act as general partner of Fund V and certain other affiliated funds. The principal occupation of each of the Berkshire Principals is Managing Director of Berkshire Partners LLC, a Massachusetts limited liability company which serves as the management company for Berkshire and its affiliates.

(c)   Principal Address

      The following address is the business address of each of the Berkshire Principals and the address of the principal executive offices and principal business of Fund IV, Fund V, Berkshire Investors, Fourth Berkshire and Fifth
Berkshire: One Boston Place, Suite 3300, Boston, Massachusetts 02108 (in the case of the Berkshire Principals, c/o Berkshire Partners LLC).

(d and e) No Convictions or Proceedings

      During the last five years, none of the Reporting Persons, Fourth Berkshire, Fifth Berkshire, or the Berkshire Principals, nor any of their executive officers, directors, or partners, as applicable: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship

      Each of Fund IV, Fund V, Berkshire Investors, Fourth Berkshire, and Fifth Berkshire is organized under the laws of The Commonwealth of Massachusetts. Each of the Berkshire Principals is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Prior to the transactions described herein, Berkshire was a principal stockholder of The Holmes Group, Inc., a Massachusetts corporation ("Holmes"). Pursuant to an Agreement and Plan of Merger dated as of June 28, 2005 (the "Merger Agreement"), the Company acquired Holmes through the merger of Holmes with and into a subsidiary of Company, in exchange for cash and shares of Common Stock. The consideration used by Berkshire to acquire the 4,496,558 aggregate shares of Common Stock reported in this Schedule 13D (the "Merger Shares") consisted of a portion of the common stock of Holmes owned by Berkshire.

ITEM 4. PURPOSE OF TRANSACTION

      As set forth in response to Item 3 above, the acquisition of Holmes by the Company pursuant to the Merger Agreement was consummated on July 18, 2005. The Merger Shares were issued to Berkshire as partial consideration for Berkshire's equity interest in Holmes. In addition to the Merger Shares, Berkshire also received cash consideration under the Merger Agreement as follows: (a) Fund IV received $24,923,188; (b) Fund V received $10,372,648; and (c) Berkshire Investors received $3,529,585.

      The Merger Shares are being held for investment purposes. Berkshire will continue to monitor and evaluate its investment in the Company in light of pertinent factors, including without limitation the following: (a) the trading market for the Common Stock; (b) the Company's business, operations, assets, financial condition and prospects; and (c) financial market, general economic and other conditions. In light of the foregoing factors, and Berkshire's plans and requirements from time to time, Berkshire may decide to dispose of some or all of the Merger Shares, or acquire additional shares of Common Stock or other securities of the Company.

      Except as described herein and in the agreements referenced herein, Berkshire currently has no plans or proposals that relate to or would result in:
(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company's business or corporate structure; (vi) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES

      (a) and (b) The Company has advised Berkshire that as of the close of business on July 26, 2005, there were 51,380,467 shares of Common Stock outstanding. Accordingly, the shares of Common

Stock beneficially owned by Berkshire, in the aggregate, represent approximately 8.7% of the outstanding shares of Common Stock. The foregoing percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

      By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

      The beneficial ownership of Common Stock by each person named in Item 2 above is as follows:

      (1) Fund IV has sole voting and dispositive power with respect to, and is the beneficial owner of, 2,886,474 shares of Common Stock. As the general partner of Fund IV, Fourth Berkshire may be deemed to beneficially own the shares of Common Stock held by Fund IV. The filing of this statement shall not be construed as an admission that Fourth Berkshire is, for the purpose of
Section 13(d) of the Exchange Act, the beneficial owner of such shares.

      (2) Fund V has sole voting and dispositive power with respect to, and is the beneficial owner of, 1,201,306 shares of Common Stock. As the general partner of Fund V, Fifth Berkshire may be deemed to beneficially own the shares of Common Stock held by Fund V. The filing of this statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares.

      (3) Berkshire Investors has sole voting power and dispositive with respect to, and is the beneficial owner of, 408,778 shares of Common Stock.

      By virtue of their positions as managing members of Fourth Berkshire, Fifth Berkshire and Berkshire Investors, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Berkshire. None of the Berkshire Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by Berkshire and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

      (c) Other than the acquisition of the Merger Shares under the Merger Agreement as described herein, Berkshire has not engaged in any transactions in the Common Stock within the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Pursuant to the Merger Agreement, an aggregate of 453,726 of the Merger Shares, representing approximately 10.1% of the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons, have been deposited into escrow in order to satisfy certain post-closing adjustments and potential indemnification obligations of the Reporting Persons under the Merger Agreement.

      In connection with the Merger Agreement, Berkshire and certain other Holmes stockholders also entered into a Registration Rights Agreement dated June 28, 2005 (the "Registration Rights Agreement"). Under the Registration Rights Agreement, the Company agreed to file a registration statement with the Securities and Exchange Commission (the "Commission") no later than November 15, 2005 to register the Merger Shares for resale. The Company must use commercially reasonable efforts to cause the registration statement to be declared effective by the Commission and to remain so for a period of not more than three years.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                             Document

      99.1        Joint Filing Undertaking dated as of July 28, 2005.

      99.2 Agreement and Plan of Merger dated as of June 28, 2005 among the Company, Holmes and certain stockholders of Holmes (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Commission on July 5, 2005, and incorporated herein by reference).

      99.3 Registration Rights Agreement dated June 28, 2005 among the Company and certain stockholders of Holmes.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 2005    BERKSHIRE FUND IV, LIMITED PARTNERSHIP

                         By:  Fourth Berkshire Associates LLC,
                              its General Partner

                         By:  /s/  Richard K. Lubin
                              -----------------------------------------------

                         Name:    Richard K. Lubin

                         Title:   Managing Member


                         BERKSHIRE FUND V, LIMITED PARTNERSHIP

                         By: Fifth Berkshire Associates LLC, its General Partner

                         By:  /s/  Richard K. Lubin
                              ------------------------------

                         Name:    Richard K. Lubin

                         Title:   Managing Member


                         BERKSHIRE INVESTORS LLC

                         By:  /s/  Richard K. Lubin
                              ------------------------------

                         Name:    Richard K. Lubin

                         Title:   Managing Director


                                       9